UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 13, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: May 13, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Tony Gou	Ms. Elaine Ketchmere, CFA
Phone: +86-21-51518888	Phone: +1-310-528-3031
Email: gouyifei@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Fourth Quarter and Full Year 2014 Financial Results

SHANGHAI, China, May 13, 2015– Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a marketing and branding company in China engaged in developing, promoting and selling products through complementary direct sales platforms and distribution networks, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Summary Results for the Fourth Quarter of 2014

•	Net revenues were $20.6 million, a decrease of 42.4% from $35.7 million in the fourth quarter of 2013.

•	Gross profit was $7.1 million, a decrease of 59.6% from $17.6 million in the fourth quarter of 2013.

•	Gross margin was 34.6%, as compared to 49.3% in the fourth quarter of 2013.

•	Operating loss was $12.9 million, as compared to $14.0 million in the fourth quarter of 2013.

•	Net loss attributable to Acorn was $13.8 million, relatively unchanged from the fourth quarter of 2013.

•	Basic and diluted loss per American Depositary Share (“ADS”, one ADS represents three ordinary shares) was $0.51, relatively unchanged from the fourth quarter of 2013.

Summary Results for the Full Year 2014

•	Net revenues were $94.8 million, a decrease of 48.7% compared to $184.7 million for 2013.

•	Gross profit was $37.8 million, a decrease of 59.0% compared to $92.2 million for 2013.

•	Gross margin was 39.9%, compared to 49.9% for 2013.

•	Operating loss was $44.9 million, compared to an operating loss of $42.5 million for 2013.

•	Net loss attributable to Acorn was $44.3 million, compared to a net loss of $39.9 million for 2013.

•	Basic and diluted loss per ADS was $1.62 for 2014, compared to basic and diluted loss per ADS of $1.41 for 2013.

In 2014, Acorn’s TV direct sales business was severely impacted by a regulation imposed by China’s State Administration of Press, Publication, Radio, Films and Television (the “SAPPRFT”) limiting the length and frequency of infomercials aired on satellite television channels in China effective January 1, 2014. As a result, the Company reduced media spending and the airtime for its television infomercials decreased significantly, leading to a 66.8% decline in net revenues from Acorn’s direct sales platforms in 2014. Acorn’s kitchen and household products and collectible products declined due to the reduction in television media spending, while sales of fitness products, which are in the later stages of their product life cycle, and mobile phones declined.

Sales of electronic learning products increased 7.9% in 2014, primarily due to growing market recognition of the Company’s newer models which feature interactive internet functionality. Acorn recently added another of China’s leading consumer electronics retailers to its new O2O (“online to offline”) platform for electronic learning products. The Company expects further growth in sales of electronic learning products in 2015, supported by its nationwide distribution network, new models and the Chinese government’s stance on in-classroom digital learning.

Despite management’s efforts to reposition the TV direct sales business within the new regulatory environment, total net revenue declined 48.7% in 2014 to $94.8 million. The Company executed a number of cost saving initiatives including a 50% reduction in headcount across all its business divisions and subleasing excess office space and warehouses. However, due to the sharp decline in sales, the Company incurred a net loss of $44.3 million in 2014.

In light of the challenges facing Acorn’s TV direct sales business, the Company decided to exit this business and ceased its TV direct sales operations in the first quarter of 2015 and is currently pursuing the return of $6.2 million in related prepaid advertising airtime outstanding at the end of 2014 Going forward, the Company will focus on its other direct sales platforms, including Internet, outbound telemarketing and catalog sales, along with expanding its nationwide distribution network, to strengthen its brand promotion efforts and help offset the decline in revenue from the TV direct sales business.

Business Results for the Fourth Quarter of 2014:

•	Electronic learning products, which are sold primarily via Acorn’s nationwide distribution network, were the largest product category in the fourth quarter of 2014, generating revenues of $9.8 million and representing 47.7% of total gross revenues. Sales from electronic learning products increased 20.8% year-over-year, primarily due to growing market recognition of the Company’s newer models which feature interactive internet functionality.

•	Collectible products were the second largest product category in the fourth quarter of 2014, generating revenues of $3.4 million and representing 16.6% of total gross revenues, driven by sales of watches, precious metals and calligraphy products.

•	Health products, which are sold primarily via Acorn’s nationwide distribution network, were the third largest product category in the fourth quarter of 2014, generating revenues of $2.4 million and representing 11.7% of total gross revenues, driven by sales of oxygen generating devices and posture correction products.

•	Sales generated from Acorn’s direct sales platforms, which consist of Acorn’s TV direct sales platform, outbound telemarketing, Internet and catalogs, decreased 61.7% year-over-year in the fourth quarter of 2014. The decrease was mainly due to the new regulation imposed by the SAPPRFT effective January 1, 2014 that limits the length and frequency of infomercials aired on satellite television channels.

Financial Results for the Fourth Quarter of 2014:

Total net revenues were $20.6 million, a decrease of 42.4% from $35.7 million in the fourth quarter of 2013. Direct sales contributed to 49.2%, or $10.1 million, of total net revenues in the fourth quarter of 2014, representing a 61.7% decrease from $26.4 million in the same period of last year. The decrease in direct sales net revenue was mainly due to the impact of the new regulation imposed by the SAPPRFT.

Distribution sales net revenues were $10.5 million, an increase of 12.5% from fourth quarter of 2013. Distribution sales of electronic learning products accounted for 87.6% of total distribution sales and increased 19.2% year-over-year, which was primarily due to growing market recognition of the Company’s newer models which feature interactive internet functionality.

The table below summarizes the gross revenues of the Company in the fourth quarters of 2014 and 2013, respectively, broken down by product category:

	2014 Q4	Sales	2013 Q4	Sales
	$‘000%		$‘000%
Electronic learning products	9,846	47.7%	8,148	22.7%
Collectible products	3,432	16.6%	7,168	20.0%
Health products	2,411	11.7%	2,727	7.6%
Mobile phones	1,672	8.1%	3,462	9.7%
Kitchen and household products	1,225	5.9%	10,460	29.2%
Fitness products	597	2.9%	1,807	5.0%
Other products	1,461	7.1%	2,101	5.8%
Total gross revenues	20,644	100.0%	35,873	100.0%
Sales taxes	(53)		(133)
Total net revenues	20,591		35,740

Cost of sales in the fourth quarter of 2014 was $13.5 million, representing a 25.7% decrease from $18.1 million in the fourth quarter of 2013, primarily due to the decrease in overall sales.

Gross profit in the fourth quarter of 2014 was $7.1 million, representing a 59.6% decrease as compared to $17.6 million in the fourth quarter of 2013. Gross margin was 34.6% in the fourth quarter of 2014, as compared to 49.3% in the same period of 2013. The decrease in gross margin was primarily due to the larger contribution by electronic learning products, which generally carry lower gross margin, in the product mix.

Advertising expense was $1.5 million in the fourth quarter of 2014, down 86.0% from $10.7 million in the fourth quarter of 2013. Gross profit over advertising expense, a benchmark Acorn uses to measure return on its multiple sales platforms, was 4.75 in the fourth quarter of 2014, up from 1.64 in the fourth quarter of 2013 and also up from 2.26 in the third quarter of 2014. The increases were mainly due to the larger contribution of electronic learning products, which are primarily sold through the Company’s distribution network, as well as a significant reduction in television media spending.

Other selling and marketing expense was $11.3 million in the fourth quarter of 2014, down 15.2% from $13.4 million in the fourth quarter of 2013. The decrease in other selling and marketing expense was less than the decrease in total net revenues due to the marketing and promotional expenses of Ozing electronic learning products.

General and administrative expense was $7.9 million in the fourth quarter of 2014, representing a 6.0% decrease from $8.4 million in the fourth quarter of 2013.

Other operating income, net, was $0.7 million in the fourth quarter of 2014, as compared to $0.9 million in the fourth quarter of 2013.

The operating loss was $12.9 million, as compared to $14.0 million in the fourth quarter of 2013.

Other income was $0.3 million, as compared to $0.8 million in the fourth quarter of 2013.

Share-based compensation was $107,000 in the fourth quarter of 2014, as compared to $107,000 in the fourth quarter of 2013.

Income tax expense was $1.0 million in the fourth quarter of 2014 as compared to $0.5 million in the fourth quarter of 2013.

Net loss attributable to Acorn was $13.8 million, relatively unchanged from the fourth quarter of 2013.

Basic and diluted loss per ADS was $0.51 compared to basic and diluted loss per ADS of $0.51 in the fourth quarter of 2013.

As of December 31, 2014, Acorn’s cash and cash equivalents, with current restricted cash, totaled $44.4 million, as compared to $82.9 million as of December 31, 2013. The decrease in the Company’s cash and cash equivalents was primarily due to the losses from operations for 2014. The Company is in preliminary discussions with a PRC commercial bank to secure a borrowing facility of approximately RMB100 million ($16.1 million) secured by certain of its facilities in Shanghai and is evaluating the sales of other non-core assets and securities to increase its liquidity position and fund operations.

Fiscal Year 2014 Results:

Total net revenues were $94.8 million for the full year 2014, a decrease of 48.7% from $184.7 million for 2013. Direct sales contributed 47.7%, or $45.2 million, of the total net revenues for the full year 2014, a decrease of 66.8% from $136.4 million for 2014. The decrease in direct sales net revenue was mainly due to the impact of the new regulation imposed by the SAPPRFT.

Distribution sales net revenues increased 2.5% year-over-year to $49.5 million from $48.3 million for 2013. Distribution sales of electronic learning products accounted for 86.3% of total distribution sales and increased 7.9% in 2014, primarily due to growing market recognition of the Company’s newer models which feature interactive internet functionality.

The table below summarizes the gross revenues of the Company for year 2014 and 2013, broken down by product categories:

	2014	Sales	2013	Sales
	$‘000%		$‘000%
Electronic learning products	44,138	46.5%	40,903	22.1%
Collectible products	15,414	16.2%	29,643	16.0%
Health products	9,876	10.4%	10,098	5.5%
Kitchen and household products	9,810	10.3%	27,008	14.6%
Mobile phones	6,000	6.3%	25,924	14.0%
Fitness products	4,554	4.8%	38,427	20.8%
Other products	5,162	5.5%	13,147	7.0%
Total gross revenues	94,954	100.0%	185,150	100.0%
Sales taxes	(199)		(439)
Total net revenues	94,755		184,711

Cost of sales for 2014 was $56.9 million, a 38.5% decrease from $92.5 million for 2013. The decrease was primarily due to the decrease in overall sales.

Gross profit for 2014 was $37.8 million, a decrease of 59% compared to $92.2 million for 2013. Gross margin was 39.9% for 2014, compared to 49.9% for 2013. The decrease in gross margin was primarily due to the larger contribution by electronic learning products, which generally carry lower gross margin, in the product mix.

Advertising expenses were $16.2 million for 2014, compared to $51.7 million for 2013. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.33 in 2014, up from 1.78 for 2013. The increase was primarily due to the larger contribution of electronic learning products, which are primarily sold through the Company’s distribution network, as well as a significant reduction in television media spending.

Other selling and marketing expenses decreased 26.8% to $40.2 million from $54.9 million for 2013. The decrease in other selling and marketing expense was less than the decrease in total net revenues due to the marketing and promotional expenses of Ozing electronic learning products.

General and administrative expenses were $28.4 million for 2014, a 7.4% decrease from $30.7 million for 2013, primarily due to lower labor costs.

Other operating income, net, was $2.1 million for 2014, compared to $2.6 million for 2013.

As a result of all of the items above, operating loss was $44.9 million for 2014, compared to a loss of $42.5 million for 2013.

Other income was $2.0 million, compared to $3.4 million for 2013.

Share-based compensation was $428,000 in 2014, as compared to $446,412 in 2013.

The Company recorded income tax expense of $1.2 million for 2014 as compared to $0.6 million for 2013.

Net loss attributable to Acorn was $44.3 million, compared to a net loss of $39.9 million for 2013.

Basic and diluted loss per ADS was $1.62 for 2014, compared to basic and diluted loss of $1.41 for 2013.

Other Information

As previously disclosed, since mid-2014 there has been an ongoing dispute between various shareholders for the control of the Company’s strategic direction and its board of directors. The alignment of the various parties to this dispute generally falls across two lines, with Mr. Robert W. Roche, the Company’s co-founder and a member of its board of directors, and shareholders that are allied with him, in one camp, and the other camp comprised of the Company’s other largest shareholders, Mr. Don Dongjie Yang, the Company’s other co-founder and its current executive chairman and the chief executive officer, and SB Asia Investment Fund II L.P.

On March 6, 2015, the Grand Court of the Cayman Islands, issued a final order relating to this shareholder dispute and found in Mr. Robert W. Roche’s favor, granting him certain of the remedies he (through Acorn Composite Corporation) sought in his petition by directing that the Company call an extraordinary general meeting of Acorn shareholders, or EGM, to be held on May 4, 2015. At the EGM, Acorn’s shareholders approved the removal of certain directors and re-elected certain directors. As a result, effective as of May 4, 2015, Mr. Don Dongjie Yang, Mr. Charlie Shiqiang Ban, Mr. Steve Xiaodi Sun, and Mr. Liang Lu were no longer directors of the Company and Mr. David Leung, Mr. Cosimo Borrelli, and Mr. David Naphtali were members of the Company’s board of directors, which consists of six members. Immediately following the EGM, the newly constituted board of directors appointed Mr. Robert W. Roche to replace Mr. Don Dongjie Yang as the executive chairman and chief executive officer of the Company.

Additional information relating to the shareholder dispute and the judgment of the Grand Court of the Cayman Islands can be found in the Company annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission (“SEC”) on May 13, 2015 and the Company’s Form 6-K furnished to the SEC prior to the date of this release. Additional information relating to the May 4, 2015 EGM can be found in Notice of Meeting and Proxy Statement of the Company mailed to shareholders and ADS holders and attached as exhibits to the Company’s Forms 6-K furnished to the SEC on March 30, 2015 and May 4, 2015.

Business Outlook:

Following its exit from the TV direct sales business, the Company expects its 2015 revenues will decrease materially from 2014 levels, and for the first quarter of 2015, Acorn expects to report an unaudited net loss of approximately $10.0 million. The Company has taken, or is in the process of taking, various actions to reduce losses, generate additional cash flows and identify potential borrowing sources to increase liquidity and fund operations.

The Company will seek to mitigate the anticipated decrease in revenues by promoting products through its existing complementary direct sales platforms and distribution networks and by establishing new direct sales platforms and distribution networks. Acorn will make a strong push in Internet sales and plans to launch new products in several categories in 2015, such as eldercare, collectible and insurance products.

The Company expects growth in sales of electronic learning products in 2015, supported by its nationwide distribution network, new models with larger screens and popular features such as digital practice exams, and the Chinese government’s stance on in-classroom digital learning. The Company will aggressively pursue additional reductions to its cost structure in 2015.

Acorn’s longer term goal is to become one of the leading marketing and branding companies in China and capitalize on its integrated multi-channel platform to become partners of choice for both well-established and promising new businesses to market and distribute their products in China.

Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

About Acorn International, Inc.

Acorn is a marketing and branding company in China, operating direct sales platforms and a nationwide distribution network. Acorn’s complementary direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, including its electronic learning products, as well as products from established third parties in a variety of categories. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s unaudited operating results for 2014; Acorn’s belief that its electronic learning products will continue to grow in 2015; Acorn’s ability to mitigate the anticipated decrease in revenues in 2015 by promoting products through its existing direct sales platforms and distribution networks and by establishing new direct sales platforms and distribution networks; Acorn’s ability to successfully launch new products in several categories, achieve additional reductions to its cost structure in 2015 and increase its liquidity position and fund operations and its anticipated unaudited loss for the first quarter of 2015. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing operating results to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may result in a material adverse impact on the Company’s results of operations and financial condition.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SAPPRFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2014 annual report on Form 20-F filed with SEC on May 13, 2015. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2014. The Company’s actual results of operations for the fourth quarter of 2014 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2013	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	82,552,314	34,686,379
Restricted cash	347,718	9,759,765
Accounts receivable, net	6,097,658	7,089,542
Notes receivable	—	122,452
Inventory	16,647,060	12,781,741
Prepaid advertising expenses	3,214,784	6,161,815
Other prepaid expenses and current assets, net	6,901,302	9,325,400
Deferred tax assets, net	847,696	953,395

Total current assets	116,608,532	80,880,489
Prepaid land use right	8,019,857	7,813,337
Property and equipment, net	29,755,082	26,840,184
Acquired intangible assets, net	1,480,363	1,178,667
Investments in affiliates	8,202,374	7,941,850
Restricted cash	9,677,049	—
Other long-term assets	1,610,456	1,077,935

Total assets	175,353,713	125,732,462

Liabilities and equity
Current liabilities:
Accounts payable	13,368,777	10,405,413
Accrued expenses and other current liabilities	13,107,760	11,824,586
Notes payable	1,148,125	—
Income taxes payable	1,308,616	1,801,842
Deferred revenue	787,273	666,739
Current portion of long-term debt	—	8,506,324

Total current liabilities	29,720,551	33,204,904
Long term debt	8,502,198	—
Deferred tax liability	858,811	855,709

Total liabilities	39,081,560	34,060,613

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	949,372	952,372
Additional paid-in capital	161,499,810	161,924,810
Accumulated deficits	(41,861,680)	(86,190,592)
Accumulated other comprehensive income	35,284,912	34,584,804
Treasury stock, at cost	(20,109,451)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	135,762,963	91,161,943

Noncontrolling interests	509,190	509,906

Total equity	136,272,153	91,671,849

Total liabilities and equity	175,353,713	125,732,462

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended December 31		12 Months Ended December 31
	2013	2014	2013	2014
Net revenues
Direct sales, net	26,445,897	10,134,600	136,416,423	45,232,943

Distribution sales, net	9,293,639	10,456,445	48,294,457	49,521,779

Total	35,739,536	20,591,045	184,710,880	94,754,722

Cost of revenues
Direct sales	(9,824,891)	(5,884,183)	(57,445,266)	(24,352,882)
Distribution sales	(8,300,303)	(7,586,749)	(35,046,146)	(32,570,037)

Total	(18,125,194)	(13,470,932)	(92,491,412)	(56,922,919)

Gross profit
Direct sales	16,621,006	4,250,417	78,971,157	20,880,061
Distribution sales	993,336	2,869,696	13,248,311	16,951,742

Total	17,614,342	7,120,113	92,219,468	37,831,803

Operating (expenses) income
Advertising expenses	(10,721,578)	(1,500,393)	(51,730,624)	(16,232,840)
Other selling and marketing expenses	(13,351,698)	(11,322,305)	(54,873,872)	(40,177,216)
General and administrative expenses	(8,387,287)	(7,885,846)	(30,680,912)	(28,417,373)
Other operating income, net	876,015	706,811	2,614,561	2,121,208

Total operating expenses	(31,584,548)	(20,001,733)	(134,670,847)	82,706,221

Loss from operations	(13,970,206)	(12,881,620)	(42,451,379)	(44,874,418)
Interest expenses	(47,856)	(47,856)	(152,931)	(189,863)

Other income, net	853,775	303,424	3,547,407	2,143,550

Loss before income taxes, and equity in losses of affiliates	(13,164,287)	(12,626,052)	(39,056,903)	(42,920,731)

Income tax expenses
Current	(1,088,097)	(1,342,991)	(1,200,896)	(1,280,181)
Deferred	555,133	373,055	555,133	109,664

Total income tax expenses	(532,964)	(969,936)	(645,763)	(1,170,517)

Equity in losses of affiliates	(7,948)	(159,484)	(205,567)	(235,161)

Net loss	(13,705,199)	(13,755,472)	(39,908,233)	(44,326,409)

Net income (loss) attributable to noncontrolling interests	86,279	28,050	(12,355)	2,503

Net loss attributable to Acorn International, Inc. shareholders	(13,791,478)	(13,727,422)	(39,895,878)	(44,323,906)

Loss per ADS
Basic and diluted	(0.51)	(0.51)	(1.41)	(1.62)

Weighted average number of ordinary shares used in calculating loss per ADS (each ADS represents three ordinary shares)
Basic and diluted	82,449,791	82,749,791	84,115,169	82,690,613

ACORN INTERNATIONAL, INC.

UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars)

	3 Months Ended December 31		12 Months Ended December 31
	2013	2014	2013	2014
Net loss	(13,705,199)	(13,755,472)	(39,908,233)	(44,326,409)
Other comprehensive income
Foreign currency translation adjustments	1,134,337	500,901	4,578,301	(701,895)

Comprehensive loss	(12,570,862)	(13,254,571)	(35,329,932)	(45,028,304)
Comprehensive income attributable to non-controlling interest	90,175	30,739	1,737	716

Comprehensive loss attributable to Acorn International, Inc.	(12,661,037)	(13,285,310)	(35,331,669)	(45,029,020)